Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010

Merrill Lynch, Pierce, Fenner & Smith Incorporated

One Bryant Park

New York, NY 10036

September 17, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capital Bank Financial Corp. (the “Company”)

Registration Statement on Form S-1 (File No. 333-175108)

Ladies and Gentlemen:

As joint book-running managers in the Company’s proposed public offering of shares of Class A common stock, par value $0.01 per share, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness of 4:00 p.m. New York City time on September 19, 2012, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated September 10, 2012, through the date hereof:

Preliminary Prospectus dated September 10, 2012:

4,605 copies to prospective Underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Pages Follow]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Matthew D. Beitzel
Name: Matthew D. Beitzel
Title: Director

Capital Bank IPO – Signature Page to Underwriter Acceleration Request

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele A.H. Allong
Name: Michele A.H. Allong
Title: Authorized Signatory

Capital Bank IPO – Signature Page to Underwriter Acceleration Request